BORLAND SOFTWARE CORPORATION

20450 Stevens Creek Boulevard, Suite 800

Cupertino, CA 95014

August 9, 2006

Brad Skinner

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 0406

Washington, D.C. 20549

Re:	Borland Software Corporation (File No. 001-10824)
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarter Period Ended March 31, 2006
Form 8-K Filed May 15, 2006

Dear Mr. Skinner:

On behalf of Borland Software Corporation (“Borland” or the “Company”), we are electronically transmitting to you this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated June 30, 2006 with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the Commission on May 2, 2006 (the “Form 10-K”), the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 filed with the Commission on May 15, 2006 (the “Form 10-Q”) and the Current Report on Form 8-K for the event of May 15, 2006 filed with the Commission on May 15, 2006 (the “Form 8-K”).

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments, which, for the Staff’s convenience, have been incorporated into this response letter. Capitalized terms used in this response letter that are not defined herein have the meanings ascribed to them in the Form 10-K, Form 10-Q and Form 8-K, respectively.

Form 10-K for the Year Ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

License and Other Revenues, Page 39

1.	We note that you disclose the change in the dollar amount of IDE and ALM product revenues from one period to the next, but do not disclose the amount of gross revenues recognized by each of these product lines for the periods presented. In light of your stated intention to dispose of your IDE products, it appears that substantive, detailed information regarding the historical results of your IDE products is warranted. Explain to us the consideration you have given to disclosing total sales, cost of sales and gross margin by period for your IDE product group. See Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

Brad Skinner

August 9, 2006

Page Two

We respectfully acknowledge the Staff’s comment regarding Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350 and believe the Company’s current disclosure complies with such guidance by disclosing all known trends which are expected to have a material impact on operations and all material information necessary to evaluate the Company’s financial condition. As noted in our response to comment 4, our IDE and ALM products are not and have not been considered by us as separate operating segments. Both product groups have been offered by the same sales force and in some cases to the same group of customers, both separately and as bundled products sales. As a result, while our previous filing did disclose information regarding the relative revenue trends, we have not had separate discrete financial information for tracking and reporting costs or cash flows associated with such product groups. Since the products have significant shared costs and financial information was not considered meaningful nor tracked on a separate unit basis, we have not used segregated information regarding cost of sales and gross margins for our IDE or ALM products in making operating decisions. For these reasons, we respectfully submit that such costs and gross margins do not present reliable information necessary to evaluate the Company’s overall financial condition and do not highlight any known trends. Additionally, it would be prohibitive on a cost and resource allocation basis and not consistent with management’s views of our business for us to provide cost of revenues and gross margin information for our IDE products in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

However, in light of the Staff’s comment, following agreement with you on our disclosure approach, we will enhance our disclosure for IDE and ALM by providing total revenue on a comparative basis in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Quarterly Report on Form 10-Q and Annual Report on Form 10-K for all future periods prior to any disposition of our IDE products.

We will also, as we have in prior periods, continue to provide qualitative disclosure with respect to known trends and uncertainties that effect revenue for each of these product groups. In particular we would expect to continue disclosure related to the increasing commoditization of certain of our IDE products, particularly JBuilder, and the adverse impact that has had and we expect may continue to have on revenue.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

2.	We note your disclosure that VSOE for annual PCS is established with the stated future renewal rates included in your contracts or the amount charged “on a similar transaction” or “other specific evidence.” Describe in detail what “similar transaction” and “other specific evidence” refer to. Additionally, explain in detail why you believe these items represent VSOE. Tell us how you considered paragraph 10 of SOP 97-2.

We respectfully acknowledge the Staff’s comment. We supplementally advise the Staff that in more than 99% of all Reviewed Contracts (as defined below) VSOE is established by the stated renewal rate in the contract. Instances of VSOE established by a basis other than future renewal rates included in our contracts are rare. For the period covering the year ended December 31, 2005 and the quarter ended March 31, 2006, we have examined all sales orders greater than $50,000. In addition, as part of our

Brad Skinner

August 9, 2006

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quarterly testing of internal control over financial reporting, we have tested for VSOE in approximately half of all sales contracts under $50,000 for the period covering the year ended December 31, 2005 and the quarter ended March 31, 2006 (collectively, the “Reviewed Contracts”). Of the Reviewed Contracts, VSOE was established by means other than the stated renewal rate in only one contract. In this instance, VSOE was not determined on future renewal rates because no such renewal rate was stated in the contract. Therefore, VSOE was established by reference to the price charged to the same customer for renewal of PCS for the same product under a separate sales transaction which we deem to represent a “similar transaction.” As this method established VSOE based on the price of the same element when sold separately, we believe the determination of VSOE in this instance was as prescribed by paragraph 10 of SOP 97-2.

3.	Regarding your use of stated renewal rates to establish VSOE of PCS, please provide the following:

•	Tell us your policies for determining the pricing for stated renewal rates for PCS;

•	Whether there are cases where customers whose contracts include stated renewal rates for PCS ultimately renew PCS at a rate which differs from the rate stated in the contracts. If so, tell us the frequency and dollar amount of any deviations;

•	The amounts stated in your contracts for PCS renewal rates in dollars and as a percentage of the total arrangement consideration.

Provide sufficient detail to demonstrate that your stated PCS renewal rates are substantive.

We respectfully acknowledge the Staff’s comment. Our policy and practice is to price PCS in multiple element arrangements at approximately 20% of the list price of the related software license fee or, subject to negotiations with the customer, approximately 20% of the net (discounted) license fee for the transaction. Actual dollar amounts for such renewals vary depending on the size of the license agreement. Annual renewal rates for PCS are stated in the contract or related sales documentation as equal to the first year PCS, thereby establishing VSOE for the first-year PCS. As noted in our response to comment 2 above, instances of establishing VSOE via other than stated renewal rates are rare.

Cases where customers renew maintenance at rates different than renewal rates stated in the contracts represent a minor amount of our PCS renewals. We examined transactions from our two largest sales regions, the Americas and EMEA (Europe, Middle East and Africa). For the four consecutive fiscal quarters ended June 30, 2006, we examined a representative sample of our first year renewal transactions. This detail was selected by reviewing all sales orders greater than $50,000 for which the customer elected to renew first year maintenance during the four consecutive fiscal quarters ended June 30, 2006. Of the 214 first year renewal transactions that were examined, there were 169 first year renewal transactions that renewed at rates substantially the same (plus/minus 5%) as the stated contract renewal rates, representing 79% of the tested transactions.

Brad Skinner

August 9, 2006

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The 214 first year renewal transactions totaled $7.3 million and we noted that the net aggregate dollar difference between the actual renewal rate and the stated contracted renewal transactions examined was approximately $80,000.

Goodwill and Acquired Intangibles, page F-16

4.	We note that you performed a goodwill impairment test in the third quarter of 2005 based on a single reporting unit and concluded there was no impairment as of September 30, 2005. Explain to us, in reasonable detail, how you considered paragraphs 28, 29 and 39 of SFAS 142 at the time you decided to seek a buyer for your IDE product business.

We respectfully acknowledge the Staff’s comment and advise the Staff that the Company considered paragraph 28(e) at the time a decision was made to seek a buyer for the IDE products during the first quarter of 2006. Paragraph 28(e) indicates goodwill should be tested for impairment between annual periods when there is a “more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of.” Since we considered the sale of the IDE products “more-likely-than-not”, we first considered whether the IDE products represented a separate reporting unit under paragraph 30 of FAS 142. Goodwill and Other Intangible Assets, and EITF D-101, Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142. We did not consider the IDE products a reporting unit because:

1. The IDE product line does not constitute a business; and

2. We do not prepare discrete financial information for the IDE product line for use by the chief operating decision maker or segment management as our operating management structure does not utilize managers of our different product groups. Borland is organized functionally, with product management reporting into an engineering organization, product marketers reporting into the marketing organization and the sales group acting as one unit company-wide, without segregation by products (with the exception of a compliance audit group that focuses on a segment of our deployment product customers). The general and administrative functions as well as the corporate and business development functions report centrally and are not product-specific.

On the basis of this determination, we subsequently performed a goodwill impairment test of the reporting unit containing the IDE products as required by Paragraph 39 of FAS 142 since a significant portion of the overall business of the reporting unit would be eliminated with the sale of the IDE products. We concluded that no such impairment would exist during the quarter ended March 31, 2006 if the sale had occurred in the period.

Brad Skinner

August 9, 2006

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We supplementally submit to the Staff a summary of the Company’s specific conclusions on each of the primary provisions of paragraphs 28, 29 and 39:

Paragraph of FAS 142	Relevant Guidance	Company’s conclusion
Paragraph 28	Specifies that “goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount” and goes on to define those events.	The Company concluded it is “more-likely-than–not” that a disposal will occur, therefore, impairment tests should be performed. The Company also concluded that operations continue to fall under one reporting unit as the IDE products do not constitute a business under EITF 98-3 for which discrete financial information is available.

Paragraph 29	Specifies that “if goodwill and another asset (or asset group) of a reporting unit are tested for impairment at the same time, the other asset (or asset group) shall be tested for impairment before goodwill.”	The Company evaluates long-lived assets for impairment as a single asset group and concluded no impairment of the long-lived assets had occurred.

Paragraph 39

“.....When only a portion of goodwill is allocated to a business to be disposed of, the goodwill remaining in the portion of the reporting unit to be retained shall be tested for impairment in accordance with paragraphs 19-22 (using its adjusted carrying amount).”

Although the Company will not dispose of any goodwill, the Company will test for impairment of the reporting unit when the IDE products sale is complete. Based on the impairment testing performed at March 31, 2006, the Company does not believe an impairment will occur upon sale of the IDE products.

Note 14. Enterprise-wide Disclosures

5.	Based on disclosure throughout your 10-K regarding your intention to dispose of your IDE products, it appears that your ALM products and IDE products represent different types of products with different economic and other characteristics. In view of this, explain why you have not separately reported revenue from external customers for your ALM and IDE product lines. See SFAS 131, par 37.

We respectfully acknowledge the Staff’s comment. As noted in our response to comments 1 and 4, we have not viewed our IDE and ALM products as separate operating segments. Both products have been licensed by the same sales force and in some cases to the same group of customers, both separately and as bundled products sales. We have not had and do not have separate financial units for tracking and reporting separately regarding such product groups. As a result of the proposed sale of our IDE products, we are currently reviewing the methodology of calculating and allocating such revenues used for prior periods, particularly with respect to bundled product licenses.

Brad Skinner

August 9, 2006

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As a result, reporting such revenues separately for prior periods has generally been impracticable, as specified by SFAS 131, par 37. However, as noted in our response to comment 1, following agreement with you on our disclosure approach, we will enhance our disclosure for IDE and ALM by providing total revenue on a comparative basis in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Quarterly Report on Form 10-Q and our Annual Report on Form 10-K for all future periods prior to any disposition of our IDE products.

Report on Form 10-Q for the Quarterly Period Ended March 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview. page 17

6.	With respect to your plans to seek a buyer for your IDE products, explain to us how you have considered the guidance of SFAS 144, pars. 30 through 48.

We considered the guidance of SFAS 144 as it related to our plan to seek a buyer for our IDE products. Specifically, we evaluated each of the criteria of SFAS 144 paragraph 30 and concluded that the plan did not meet the criteria defined in paragraphs 30(a) and (f) and, therefore, the assets of the product group should not be classified as held for sale. The Company’s conclusion was based on management’s determination that the actions required to complete the plan may result in significant changes to the plan depending on the potential buyer. For example, the Company currently has four potential buyers of the products with significantly different terms being considered and depending on the nature of the negotiations, the sale may, or may not, include all of the IDE products. In addition, there are certain terms which may require the Company to provide ongoing transitional services to the buyer. Additionally, as indicated in the response to comment 4, the Company considered the potential sale of IDE products a triggering event and tested long-lived assets for impairment and no impairment existed.

We supplementally submit to the Staff, the Company’s specific conclusions on each of the primary provisions of paragraph 30:

Paragraph of FAS 144	Relevant Guidance	Company’s Conclusion
Paragraph 30(a)	Management, having the authority to approve the action, commits to a plan to sell the asset	Criteria Not Met. Management has received authority to solicit potential offers to sell the products, however, such plan is subject to board approval. Further, any attempt to sell such products, may be subject to stockholder approval.

Paragraph 30(b)	The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset (disposal group)	Criteria Met.

Paragraph 30(c)	An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated	Criteria Met.

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August 9, 2006

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Paragraph 30(d)	The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31.	Criteria Met.

Paragraph 30(e)	The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value.	Criteria Met.

Paragraph 30(f)	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.	Criteria Not Met. As of the time of the filing of our Form 10-Q for the quarter ended March 31, 2006, we did not have a committed buyer. Since we did not have a committed buyer and were not yet in active negotiations, we could not conclude that it would be likely that we understood which products might be attractive to a buyer (i.e., which products might be sold), what structure that sale might entail and even whether a sale might be possible on terms acceptable to our Board of Directors.

Brad Skinner

August 9, 2006

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Please note that we have considered the other paragraphs of SFAS 144 referenced in the Staff’s query and determined that these paragraphs are not applicable since we concluded that this proposed sale does not meet the criteria to be classified as an asset for held for sale under that guidance (as defined in paragraph 30) and the assets have not yet been sold:

•	Paragraph 31 addresses treatment of the disposal of an asset held for sale when “events or circumstances beyond an entity’s control may extend the period required to complete the sale of a long-lived asset (disposal group) beyond one year.”

•	Paragraph 32 addresses circumstances in which “a long-lived asset (disposal group) that is newly acquired and that will be sold rather than held and used.”

•	Paragraph 33 addresses circumstances in which “the criteria in paragraph 30 are met (emphasis added) after the balance sheet date but before issuance of the financial statements, a long-lived asset shall continue to be classified as held and used in those financial statements when issued.”

•	Paragraphs 34 through 37 address the measurement of an asset held for sale.

•	Paragraphs 38 through 40 address “Changes to a Plan of Sale.”

•	Paragraphs 41 through 48 address “Reporting Long-Lived Assets and Disposal Groups to Be Disposed Of.” Paragraphs 41-44, “Reporting Discontinued Operations,” will not be applicable to the sale of the IDE products. Paragraph 45 “Reporting Disposal Gains or Losses in Continuing Operations,” and paragraph 46 “Reporting a Long-Lived Asset or Disposal Group Classified as Held for Sale” and related disclosure will be followed as appropriate as the sale proceeds.

Form 8-K filed May 15, 2006

Exhibit 99.1

7.	We believe the non-GAAP operating statement columnar format appearing in your Form 8-K may create the unwarranted impression to investors that the non-GAAP presentation has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e. line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finances’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8. Please note that the guidance of SAB Topic 14.G may also apply. We may have further comment upon review of your response.

Brad Skinner

August 9, 2006

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We respectfully acknowledge the Staff’s comment. We chose a column format because we believed it provided greater ease for the investor to understand the Company’s Non-GAAP measures; however, in light of the Staff’s comment, we will no longer present the complete Non-GAAP statement of operations and instead will present only individual Non-GAAP measures, including appropriate reconciliations of such individual Non-GAAP measures to the applicable GAAP financial measure. Please note that our present expectation is that we will limit presentation of Non-GAAP financial measures to Non-GAAP net income (loss) and Non-GAAP net income (loss) per share in future periods.

8.	We note that the non-GAAP measures you have presented exclude material recurring items. The disclosure you have provided regarding your non-GAAP measures does not appear to adequately demonstrate the usefulness of the measures. In this regard, we note the following:

•	Your disclosure emphasizes that certain of the adjustments relate to items that do not have a significant impact on cash. Given that the non-GAAP measures you have presented are performance, and not liquidity, measures, it is not clear to us why the cash impact of the items is relevant to a discussion of their usefulness;

•	You indicate that you do not consider certain of the excluded items to be normal components of your expenses related to ongoing operations and that reviewing the non-GAAP measures that exclude these items allows a better understanding of the performance of your ongoing operations. However, you do not define “ongoing operations.” Additionally, you do not explain why reviewing measures that exclude the items allows for a better understanding of your operations. Finally, given the frequency and materiality of the excluded items in prior periods, and your disclosed expectation that there will be similar items in future periods, it is not clear why you do not consider the excluded items to be normal components of your expenses;

•	You do not explain why it is meaningful to include the revenue stream from an acquired entities but exclude material costs related to and resulting from those acquisitions;

•	You do not discuss the material limitations associated with the use of the non-GAAP measures or the manner in which you compensate for those limitations.

While there is no per se prohibition against removing recurring items, you must meet the burden of demonstrating the usefulness any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. For further guidance, see the answer to question 8 in Frequently Asked Questions Regarding the Use of Non-GAAP Measures.

We respectively acknowledge the Staff’s comment. For our internal budgeting and resource allocations process and comparison of our operations with prior periods and competitors, we use financial information that does not include: (a) severance and restructuring charges, (b) the stock-based compensation impact of SFAS 123R, (c) amortization of intangible and other assets, (d) acquisition-related expenses, (e) acquired in-process research and development expenses, (f) gains and losses on sales of investments and the related tax effects and (g) income tax (benefit) provisions (collectively, the “Excluded Items”). We recognize that these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. We believe that non-GAAP measures have substantial limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Brad Skinner

August 9, 2006

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Nevertheless, we believe that these non-GAAP measures provide significant utility to management in making operational and budgeting decisions and to investors by providing an alternative means of comparing results from our prior and subsequent reporting periods and the results of other companies in our industry. We use these non-GAAP financial measures in making operating decisions because we believe the measures provide meaningful supplemental information regarding our operational performance and gives us a better understanding of how we should invest in research and development and go-to-market strategies. In addition, these non-GAAP financial measures facilitate management’s internal comparisons to our historical operating results and comparisons to competitors’ operating results. We believe that management can compensate for the material limitations associated with the use of non-GAAP measures by continuing to analyze such measures in conjunction with our results as determined in accordance with GAAP and by understanding the impact the Excluded Items have not only had on our results of operations but on our performance, liquidity and ability to make future investments in the development of our business.

In addition to supporting critical management decisions, we believe that providing non-GAAP measures that exclude the Excluded Items benefits investors by providing a supplementary measure of our ongoing operations, which we define as our future ability to develop, sell and market our products. The Excluded Items are typically associated with charges that do not reflect the underlying activities of the period presented as they relate to such ongoing operations. As a result, we believe period-to-period comparisons based solely on results of operations that include the Excluded Items would not be as meaningful to investors as disclosure that also includes supplementary information more tailored to how we measure the results of our ongoing operations. We believe that the presentation of certain non-GAAP measures also assists investors and financial analysts in comparing our operations to the operations of other comparable companies in our industry and the presentation of such information is an important component of generating independent financial analysis of our results for the benefit of investors. We recognize that certain of the Excluded Items have recurred in multiple reporting periods and have and will advise investors that the exclusion of the Excluded Items in the non-GAAP measures presented does not indicate that similar charges and expenses will not be incurred in future periods.

Our use of non-GAAP measures has been limited to measures reflected on our consolidated statements of operations for a particular period. While the information provided in the statement of operations is typically designed to reflect corporate performance, we believe that to understand the limitations of such non-GAAP measures it is important to be aware of the impact that any Excluded Items may have on our financial position, liquidity and future ability to invest. For that reason, we have historically indicated to investors which Excluded Items may or may not involve material cash payments. In addition, we believe that by indicating that certain Excluded Items may not involve cash expense, we provide a clearer understanding of why we believe that such non-GAAP measures provide us with supplementary information that is helpful in measuring the performance of our ongoing operations.

With regard to our historical acquisitions, the revenue stream from any acquired company is included in our consolidated statements of operations once the transaction has closed. Similarly, any expenses related to the ongoing operations of the acquired business are not excluded from our non-GAAP

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measures. Instead, we exclude any one-off charges related to the transaction, which include (a) severance and related restructuring charges, (b) amortization of purchased intangibles and (c) acquired in-process research and development expense, which we view as a function of the relevant acquisition transaction rather than the underlying operating activities of the period presented. By presenting supplementary information associated with transactions in this manner, we believe it assists investors in comparing our results of operations with prior and subsequent periods that do not include these transaction-associated expenses as well as comparisons to companies in our industry that may have significantly different acquisition histories.

In future filings where non-GAAP financial measures are presented, we propose to disclose substantially the following disclosures as appropriately updated to address subsequent events. As noted in our prior response to comment 7, we expect in future periods that the non-GAAP financial measures we present will primarily be non-GAAP net income (loss) and non-GAAP net income (loss) per share.

“The attached press release includes measures of non-GAAP net income (loss) and non-GAAP net income (loss) per share. For its internal budgeting and resource allocations process and comparison of its operations with prior periods and competitors, Borland’s management uses financial information that does not include: (a) severance and restructuring charges, (b) the stock-based compensation impact of SFAS 123R, (c) amortization of intangible and other assets, (d) acquisition-related expenses, (e) acquired in-process research and development expense, (f) gains and losses on sales of investments and the related tax effects and (g) income tax (benefit) provisions.

Borland refers to these non-GAAP financial measures in assessing the performance of Borland’s Ongoing Operations (as defined below) and for planning and forecasting in future periods. These non-GAAP financial measures also facilitate our internal comparisons to Borland’s historical operating results. We have historically reported similar non-GAAP financial measures and believe that the inclusion of comparative results provides consistency in our financial reporting that benefits investors. We compute non-GAAP financial measures using consistent methods from quarter to quarter and year to year.

Borland recognizes that these non-GAAP measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Borland believes that non-GAAP measures have substantial limitations in that they do not reflect all of the amounts associated with Borland’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Borland’s results of operations in conjunction with the corresponding GAAP measures.

In presenting its measures of non-GAAP net income (loss) and non-GAAP net income (loss) per share, Borland excludes the following items:

A. Severance and restructuring charges. Borland has incurred restructuring charges eliminating certain duplicative activities, focusing Borland’s resources on future growth

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opportunities and reducing Borland’s cost structure. In connection with its restructuring, Borland has recognized costs related to termination benefits for former Borland employees whose positions were eliminated and for the closure of Borland facilities. Borland excludes these items because these expenses are not reflective of the results of its activities facilitating its ongoing ability to develop, sell and market its products (“Ongoing Operations”) and Borland believes excluding these items from its measures of non-GAAP net income (loss) and non-GAAP net income (loss) per share facilitates comparisons with prior and subsequent reporting periods as well as comparisons to the operating results of competitors in Borland’s industry. Expenses related to severance and restructuring have, in some cases, had a significant cash impact and effect on Borland’s results of operations, including its net income (loss) as measured in accordance with GAAP.

B. Stock compensation impact of SFAS 123R. These expenses consist of expenses for employee stock options and employee stock purchases under SFAS 123(R). Prior to the adoption of SFAS 123(R) in fiscal 2006, Borland did not include expenses related to employee stock options and employee stock purchases directly in its financial statements, but elected, as permitted by SFAS 123, to disclose such expenses in the footnotes to its financial statements. As Borland applies SFAS 123(R), Borland believes that it is useful to investors to understand the impact of the application of SFAS 123(R) to Borland’s operational performance in comparison to prior periods in which such expense was not included directly in its financial statements. In addition, while stock-based compensation expense calculated in accordance with SFAS 123(R) constitutes an ongoing and recurring expense, such expense is excluded from its measures of non-GAAP net income (loss) and non-GAAP net income (loss) per share because it is not an expense that typically requires or will require cash settlement by Borland and consequently is not used by management to assess the core profitability of Borland’s Ongoing Operations. Borland believes it is useful to investors to understand the impact of the application of SFAS 123(R) to Borland’s liquidity and its ability to invest in research and development and fund acquisitions and capital expenditures. Borland further believes its measures of non-GAAP net income (loss) and non-GAAP net income (loss) per share excluding this item are useful to investors in that excluding this item facilitates comparisons to the operating results of competitors in Borland’s industry that may have different patterns of activity associated with equity compensation.

C. Amortization of purchased intangibles. In connection with its acquisitions, Borland has incurred amortization of purchased intangible assets. These purchased intangibles include: developed technology, customer lists and relationships, maintenance agreements, trade names, trademarks and service marks and non-compete agreements. For accounting purposes, Borland amortizes the fair value of the purchased intangibles based on the pattern in which the economic benefits of the intangible assets will be consumed as revenue is generated. Although, these intangible assets generate revenue for Borland, Borland excludes the associated amortization expense because it is non-cash in nature and because Borland believes its measures of non-GAAP net income (loss) and non-GAAP net income (loss) per share excluding this item provide meaningful supplemental information regarding Borland’s operational performance, liquidity and Borland’s ability to invest in research and development and fund acquisitions and capital expenditures. In addition, excluding this item facilitates comparisons to Borland’s historical operating results and comparisons to the operating results of competitors in Borland’s industry which may have different acquisition histories.

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August 9, 2006

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D. Acquisition related expenses. Borland has incurred significant acquisition-related expenses in connection with its prior acquisitions. Borland has also acquired in-process research and development that had not yet reached technological feasibility and had no alternative future use. Accordingly, these amounts were charged to operating expense upon consummation of the respective acquisitions. Borland excludes these items from its measures of non-GAAP net income (loss) and non-GAAP net income (loss) per share because these expenses are not reflective of Ongoing Operations in the current period and have no direct correlation to the operation of Borland’s business either historically or on a future basis, as these are one-time charges. In addition, excluding this item facilitates comparisons to Borland’s historical and future operating results and comparisons to the operating results of competitors in Borland’s industry which may have different acquisition histories. Expenses related to acquisitions have, in some cases, had a significant cash impact and effect on Borland’s results of operations, including its net income (loss) as measured in accordance with GAAP.

E. Acquired in-process research and development expense. Borland has incurred in-process research and development expenses when technological feasibility for acquired technology has not been established and no future alternative use for such technology exists. These amounts arise from Borland’s prior acquisitions and have no direct correlation to Borland’s Ongoing Operations. In addition, excluding this item from Borland’s measures of non-GAAP net income (loss) and non-GAAP net income (loss) per share facilitates comparisons to Borland’s historical and subsequent operating results and comparisons to the operating results of competitors in Borland’s industry which may have different acquisition histories.

F. Investment gains and losses and the related tax effects. Borland incurs investment gains and losses on the sale and exchange of equity securities that it may beneficially own from time to time. Borland does not actively trade securities nor does Borland rely on these securities positions for funding its Ongoing Operations. Borland excludes gains and losses on these equity securities and the related tax effects from its measures of non-GAAP net income (loss) and non-GAAP net income (loss) per share because these items are unrelated to Borland’s Ongoing Operations and because the exclusion of this item facilitates comparisons to Borland’s historical and subsequent operating results and comparisons to the operating results of competitors in Borland’s industry which may have different patterns of investment tangential to their non-core businesses.

G. Income tax (benefit) provisions - Borland has released a tax contingency reserve related to the closure of a foreign tax audit. Periodically, Borland also incurs tax charges and/or benefits for GAAP purposes relating to non-GAAP items. Borland excludes these items from its measure of non-GAAP net income (loss) and non-GAAP net income (loss) per share because these items are not reflective of Ongoing Operations in the current period. In addition, excluding this item from Borland’s measures of non-GAAP net income (loss) and non-GAAP net income (loss) per share facilitates comparisons to Borland’s historical and subsequent operating results and comparisons to the operating results of competitors in Borland’s industry which may have different tax situations and a different combination of foreign and domestic operations.

Borland believes that non-GAAP measures have significant limitations in that they do not reflect all of the amounts associated with Borland’s financial results as determined in accordance with GAAP and that these measures should only be used to evaluate Borland’s financial results in conjunction with the corresponding GAAP measures. Because of these limitations, Borland qualifies the use of non-GAAP financial information in a statement when non-GAAP information is presented. In addition, the exclusion of the charges and expenses indicated above from the non-GAAP financial measures presented does not indicate an expectation by Borland management that similar charges and expenses will not be incurred in subsequent periods.”

Brad Skinner

August 9, 2006

Page Fourteen

9.	Disclose the effective tax rates utilized in determining both the GAAP and non-GAAP income tax provisions. Any differences should be clearly explained.

For the first quarter ended March 31, 2006, using FIN 18 we projected an effective tax rate for our foreign profitable entities. Our U.S. operations are not expected to be profitable for tax purposes in 2006. Since the non-GAAP adjustments related to our U.S. loss-making operations, there were no differences between GAAP and non-GAAP provisions. For the comparative 2005 tax provision, the differences in our GAAP and non-GAAP income tax provisions were based on the tax expense specifically related to the non-GAAP adjustments.

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As part of its response to the comments in your letter, you requested that Borland acknowledge to the Commission its understanding of certain points set forth in your letter. In accordance with your request, Borland hereby acknowledges as follows:

•	Borland is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Borland may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As with our public filings, our intent in this response was to be both forthright and clear; however, please do not hesitate to call me at (408) 863-2947 if you have any questions or would like any additional information regarding these matters.

Sincerely,

/s/ Patricia Montalvo Timm
Patricia Montalvo Timm Interim General Counsel

Borland Software Corporation

cc:	Marc Thomas, Senior Staff Accountant, Securities and Exchange Commission
David Edgar, Staff Accountant, Securities and Exchange Commission